UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Second Quarter 2025 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Second Quarter 2025 Results

Total revenue for the second quarter of 2025 decreased 5.8% to 64,831 kEUR from 68,797 kEUR for the second quarter of 2024.

Revenue from our Materialise Medical segment increased 16.7% to 32,850 kEUR for the second quarter of 2025 compared to 28,141 kEUR for the same period in 2024.

Revenue from our Materialise Software segment decreased 12.1% to 9,872 kEUR for the second quarter of 2025 from 11,226 kEUR for the same quarter last year.

Revenue from our Materialise Manufacturing segment decreased 24.9% to 22,109 kEUR for the second quarter of 2025 from 29,429 kEUR for the second quarter of 2024.

Gross profit was 37,778 kEUR for the second quarter of 2025 compared to 39,227 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 58.3% compared to 57.0% for the second quarter of 2024.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses decreased, in the aggregate, by 0.8% to 36,334 kEUR for the second quarter of 2025 from 36,631 kEUR for the second quarter of 2024.

Net other operating income was 1,286 kEUR compared to 1,205 kEUR for the second quarter of 2024.

Operating result amounted to 2,730 kEUR compared to 3,801 kEUR for the second quarter of 2024.

Net financial result was (3,052) kEUR compared to 1,033 kEUR for the second quarter of 2024, reflecting highly unfavorable effects from unrealized exchange rate fluctuations.

The second quarter of 2025 contained income tax benefits of 521 kEUR, compared to income tax expenses of (959) kEUR in the second quarter of 2024.

As a result of the above, net profit for the second quarter of 2025 was 199 kEUR, compared to 3,875 kEUR for the same period in 2024. Total comprehensive income for the second quarter of 2025, which includes exchange differences on translation of foreign operations, was 823 kEUR compared to 3,093 kEUR for the corresponding 2024 period.

At June 30, 2025, we report 116,712 kEUR cash and cash equivalents on our balance sheet compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 53,667 kEUR, compared to 41,284 kEUR at December 31, 2024. As a result, our reported net cash position was 63,045 kEUR, an increase of 2,025 kEUR compared to December 31, 2024.

Cash flow from operating activities for the second quarter of 2025 was (27) kEUR compared to 8,400 kEUR for the same period in 2024. Total cash out from capital expenditures for the second quarter of 2025 amounted to 4,729 kEUR.

Net shareholders’ equity at June 30, 2025 was 249,488 kEUR compared to 248,578 kEUR at December 31, 2024.

Adjusted EBIT was 3,058 kEUR for the second quarter of 2025 compared to 3,872 kEUR for the 2024 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the second quarter of 2025 was 4.7%, compared to 5.6% for the second quarter of 2024. Adjusted EBITDA for the second quarter of 2025 was 8,288 kEUR compared to 9,188 kEUR for the 2024 period.

Adjusted EBITDA from our Materialise Medical segment amounted to 10,728 kEUR for the second quarter of 2025 compared to 8,199 kEUR, while the segment Adjusted EBITDA margin (segment Adjusted EBITDA divided by segment revenue) was 32.7% compared to 29.1% for the second quarter of 2024.

Adjusted EBITDA from our Materialise Software segment remained stable at 1,373 kEUR from 1,374 kEUR, while the segment Adjusted EBITDA margin was 13.9% compared to 12.2% for the corresponding prior-year period, reflecting the impact of strict cost control.

Adjusted EBITDA from our Materialise Manufacturing segment amounted to (807) kEUR compared to 2,416 kEUR for the same period in 2024, while the segment Adjusted EBITDA margin was (3.6)% compared to 8.2% for the second quarter of 2024.

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1720, the reference rate of the European Central Bank on June 30, 2025.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In '000	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Revenue	75,982	64,831	68,797	131,210	132,434
Cost of Sales	(31,707)	(27,053)	(29,570)	(56,708)	(57,270)
Gross Profit	44,276	37,778	39,227	74,502	75,164
Gross profit as % of revenue	58.3%	58.3%	57.0%	56.8%	56.8%

Research and development expenses	(13,032)	(11,120)	(11,090)	(22,534)	(21,322)
Sales and marketing expenses	(18,132)	(15,471)	(15,636)	(30,542)	(30,234)
General and administrative expenses	(11,420)	(9,744)	(9,905)	(19,769)	(19,214)
Net other operating income (expenses)	1,508	1,286	1,205	1,646	1,994
Operating (loss) profit	3,200	2,730	3,801	3,303	6,387

Financial expenses	(4,733)	(4,039)	(1,441)	(6,811)	(2,239)
Financial income	1,157	987	2,474	2,884	4,783
(Loss) profit before taxes	(376)	(322)	4,834	(624)	8,930

Income Taxes	610	521	(959)	287	(1,469)
Net (loss) profit for the period	234	199	3,875	(337)	7,461
Net (loss) profit attributable to:
The owners of the parent	233	199	3,882	(336)	7,474
Non-controlling interest	-	-	(7)	(2)	(13)

Earning per share attributable to owners of the parent
Basic	0.00	0.00	0.07	(0.01)	0.13
Diluted	0.00	0.00	0.07	(0.01)	0.13

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,067	59,067	59,077

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Net profit (loss) for the period	234	199	3,875	(337)	7,461
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	731	624	(783)	1,129	(1,056)
Non-recycling
Fair value adjustments through OCI - Equity instruments	-	-	-	-	-
Other comprehensive income (loss), net of taxes	731	624	(783)	1,129	(1,056)
Total comprehensive income (loss) for the year, net of taxes	964	823	3,093	792	6,406
Total comprehensive income (loss) attributable to:
The owners of the parent	958	817	3,100	785	6,419
Non-controlling interests	6	6	(7)	7	(14)

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,249	43,391
Intangible assets	27,751	29,973
Property, plant & equipment	111,225	111,331
Right-of-Use assets	6,920	7,719
Deferred tax assets	3,761	3,523
Investments in convertible loans	4,118	3,994
Other non-current assets	5,707	5,893
Total non-current assets	202,729	205,823
Current assets
Inventories	14,678	16,992
Trade receivables	49,564	53,052
Other current assets	16,197	18,166
Cash and cash equivalents	116,712	102,304
Assets held for sale	4,504	-
Total current assets	201,656	190,513
Total assets	404,385	396,336

	As of June 30,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	11,106	10,196
Equity attributable to the owners of the parent	249,488	248,578
Non-controlling interest	(78)	(86)
Total equity	249,410	248,492
Non-current liabilities
Loans & borrowings	38,388	23,175
Lease liabilities	4,641	5,112
Deferred tax liabilities	2,923	3,202
Deferred income	15,343	13,268
Other non-current liabilities	326	910
Total non-current liabilities	61,621	45,666
Current liabilities
Loans & borrowings	8,151	10,383
Lease liabilities	2,487	2,614
Trade payables	20,091	23,348
Tax payables	560	1,432
Deferred income	45,070	45,998
Other current liabilities	16,049	18,403
Liabilities held for sale	944	-
Total current liabilities	93,354	102,178
Total equity and liabilities	404,385	396,336

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	(337)	7,461
Non-cash and operational adjustments	14,087	10,203
Depreciation of property plant & equipment	7,448	7,539
Amortization of intangible assets	3,210	3,204
Share-based payment expense	117	142
Loss (gain) on disposal of intangible assets and property, plant & equipment	(21)	(77)
Government grants	(101)	-
Movement in provisions	(366)	191
Movement reserve for bad debt and slow moving inventory	271	272
Financial income	(2,876)	(4,762)
Financial expense	6,770	2,241
Impact of foreign currencies	(70)	(10)
(Deferred) income taxes	(295)	1,462
Working capital adjustments	(4,684)	(574)
Decrease (increase) in trade receivables and other receivables	2,093	3,134
Decrease (increase) in inventories and contracts in progress	(500)	(1,029)
Increase (decrease) in deferred revenue	(264)	(1,768)
Increase (decrease) in trade payables and other payables	(6,014)	(911)
Income tax paid & Interest received	620	1,280
Net cash flow from operating activities	9,686	18,370

	for the six months ended June 30,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(5,617)	(10,475)
Purchase of intangible assets	(944)	(814)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	233	185
Capital government grants received	2,640	-
Net cash flow used in investing activities	(3,688)	(11,104)
Financing activities
Proceeds from loans & borrowings	20,000	-
Repayment of loans & borrowings	(6,860)	(6,841)
Repayment of leases	(1,544)	(1,517)
Capital increase	-	-
Interest paid	(621)	(800)
Other financial income (expense)	(1,300)	169
Net cash flow from (used in) financing activities	9,676	(8,989)
Net increase/(decrease) of cash & cash equivalents	15,673	(1,723)
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(913)	(358)
Cash & cash equivalents at end of the period	117,064	125,492

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	199	3,875	(337)	7,461
Income taxes	(521)	959	(287)	1,469
Financial expenses	4,039	1,441	6,811	2,239
Financial income	(987)	(2,474)	(2,884)	(4,783)
Depreciation and amortization	5,230	5,316	10,731	10,754
EBITDA	7,960	9,117	14,034	17,141
Share-based compensation expense (1)	45	71	117	142
Restructuring and corporate initiatives (2)	283	-	283	-
Adjusted EBITDA	8,288	9,188	14,434	17,283

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	199	3,875	(337)	7,461
Income taxes	(521)	959	(287)	1,469
Financial expenses	4,039	1,441	6,811	2,239
Financial income	(987)	(2,474)	(2,884)	(4,783)
EBIT	2,730	3,801	3,303	6,387
Share-based compensation expense (1)	45	71	117	142
Restructuring and corporate initiatives (2)	283	-	283	-
Adjusted EBIT	3,058	3,872	3,703	6,529

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended June 30, 2025
Revenues	32,850	9,872	22,109	64,831	(0)	64,831
Segment (adj) EBITDA	10,728	1,373	(807)	11,294	(3,005)	8,288
Segment (adj) EBITDA %	32.7%	13.9%	-3.6%	17.4%		12.8%
For the three months ended June 30, 2024
Revenues	28,141	11,226	29,429	68,797	0	68,797
Segment (adj) EBITDA	8,199	1,374	2,416	11,990	(2,802)	9,188
Segment (adj) EBITDA %	29.1%	12.2%	8.2%	17.4%		13.4%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the six months ended June 30, 2025
Revenues	63,928	19,647	47,635	131,210	(0)	131,210
Segment (adj) EBITDA	19,775	1,971	(1,185)	20,561	(6,127)	14,434
Segment (adj) EBITDA %	30.9%	10.0%	-2.5%	15.7%		11.0%
For the six months ended June 30, 2024
Revenues	54,324	21,665	56,445	132,434	0	132,434
Segment (adj) EBITDA	16,120	2,464	3,947	22,531	(5,248)	17,283
Segment (adj) EBITDA %	29.7%	11.4%	7.0%	17.0%		13.1%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition or divestiture-related expenses of business combinations, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	199	3,875	(337)	7,461
Income taxes	(521)	959	(287)	1,469
Financial cost	4,039	1,441	6,811	2,239
Financial income	(987)	(2,474)	(2,884)	(4,783)
Operating (loss) profit	2,730	3,801	3,303	6,387
Depreciation and amortization	5,230	5,316	10,731	10,754
Corporate research and development	1,070	955	2,100	1,763
Corporate headquarter costs	2,895	2,601	5,747	5,083
Other operating income (expense)	(810)	(682)	(1,498)	(1,456)
Segment restructuring and reorganization	178	-	178	-
Segment adjusted EBITDA	11,294	11,990	20,561	22,531

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: July 24, 2025